KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone  (212) 715-9522
GSilfen@KramerLevin.com

June 1, 2015

Ms. Christina Fettig, Esq. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Arden Alternative Strategies Fund (“AASF”), Arden Alternative Strategies II (“AAS II”) and Arden Alternative Strategies VIT (collectively, the “Funds”)

Dear Ms. Fettig:

Set forth below are each above-referenced Fund’s responses to comments received from you, on April 23, 2015, in connection with each Fund’s Forms N-PX and N-CSR filings on August 28, 2014 and January 9, 2015, respectively.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Unless otherwise noted, the comments and responses apply to each Fund. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Forms N-PX and N-CSR filings.

Comment from Ms. Fettig and Response — Form N-PX Filings

1.
Instruction 1 to Item 1 of Form N-PX requires that a registrant that offers multiple series of shares set forth the required information separately for each series.  Please ensure that going forward the required information is provided separately for each Fund as required.

Future Fund Form N-PX filings will address the comment.

Comments from Ms. Fettig and Responses — Form N-CSR Filings

2.
In a letter publicly issued by the Staff of the Securities and Exchange Commission (“SEC”),1 the SEC reminded funds that Management’s Discussion of Fund Performance (“MDFP”) included in a fund’s annual report to shareholders is intended to provide shareholders with information about the factors that materially affected the fund’s performance during its most recently completed fiscal year, and a fund whose performance was materially affected by derivatives should discuss that fact.  Please include in the Funds’ MDFP the required disclosure to the extent their performance was materially affected by derivatives.

Future annual reports will address the comment to the extent applicable.

3.
Item 27(b)(7)(ii)(B) of Form N-1A requires each registrant to include a statement accompanying the required graph and table to the effect that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.  Please ensure that going forward the Funds’ disclosure includes the requisite statement.

Future annual report filings will address the comment.

4.
Item 27(b)(7)(ii)(A) of Form N-1A requires a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the fund that assumes a $10,000 initial investment at the beginning of the first fiscal year.  Instruction 1(d) to this Item instructs the registrant to base the line graph on the fund’s required minimum initial investment if that amount exceeds $10,000.  Please ensure that going forward the line graph for AAS II Class I Shares is based on the Class I Shares’ minimum initial investment amount as it exceeds $10,000.

Future annual report filings will address the comment.

5.	The Schedules of Investments indicate that the Funds are the sellers of protection in credit default swaps. Please confirm that the Funds cover the full notional value of these swap contracts.

Confirmed.
___________________________________________________

1 Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010) available at http://sec.gov/divisions/investment/guidance/ici07310.pdf (the “Barry Miller Letter”).

6.
The Funds’ investments in business development companies are classified under the header “Capital Markets” in the Schedule of Investments.  Please modify the classification to better identify these investments.  Please also confirm that any acquired fund fees and expenses relating to the Funds’ investments in business development companies are included in the Funds’ Fee Tables in their Prospectuses.

The Funds use the Global Industry Classification Standard (“GICS”) to classify their investments in each of their respective Schedule of Investments as required by Regulation S-X, and GICS classifies business development companies as “Capital Markets.”  The “Business Development Company” industry exists in a different classification standard.  However, if the Funds were to modify the classification for their investments in business development companies as proposed, each Fund’s portfolio would need to be reclassified using a different standard as it would be inappropriate to mix classification standards.  Therefore, we believe that the Funds’ investments in business development companies should continue to be classified as “Capital Markets” for the reasons discussed.

We confirm that any acquired fund fees and expenses relating to the Funds’ investments in business development companies are included in the Funds’ Fee Tables in their Prospectuses, as required.

7.
The Barry Miller Letter advises funds that their financial statements and accompanying notes should inform shareholders as to how a fund actually used derivatives during the period to meet its objectives and strategies.  Please ensure that the Funds’ notes to their financial statements include the required disclosure.

     Future Fund annual and semi-annual reports will address the comment to the extent applicable.

8.	With respect to Note 2 to the Funds’ financial statements, please disclose whether the fees that the Funds receive in connection with their securities lending activities are net of any fee splits.

The Funds’ securities lending activities are not subject to any fee splits.  This fact will be disclosed in Note 2 to future financial statements.

9.
With respect to Note 5 to the Funds’ financial statements, please provide additional disclosure regarding whether the fees waived under the Funds’ Expense Limitation Agreements are subject to recapture by the Adviser.

Note 5 to future financial statements will address the comment.

10.
With respect to Note 6 to the Funds’ financial statements, please disclose the distribution fee charged to each class of the Funds by Arden Securities LLC pursuant to the Funds’ Distribution Agreement.

Note 6 to future financial statements will address the comment.

11.	Please verify the accuracy of the Class I and Advisor Class Annualized Expense Ratio set forth in the Expense Example for AAS II.

Verified.

12.
With respect to the Funds’ response to Item 4(e)(2) of Form N-CSR, please confirm that the Funds correctly disclosed the percentage of services that were approved by the Funds’ Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Due to a clerical error, the indicated items were incorrectly marked as “100%” in lieu of 0%.

13.
Item 4(d) of Form N-CSR requires the registrant to describe the nature of the services comprising the fees captioned “All Other Fees.”  Please ensure that going forward the required disclosure is provided.

Future Fund Form N-CSR filings will address the comment.

In addition to the above, the Funds acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in their filings;

•	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen